MANAGEMENT'S DISCUSSION & ANALYSIS

2023

March 7, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our IFRS accounting policies are set in note 3 of our audited consolidated financial statements for the year ended December 31, 2023. This MD&A, along with our audited consolidated financial statements for the year ended December 31, 2023, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 7, 2024. Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean thousands of Canadian dollars.
All references in this MD&A to "the Company", "Oncolytics", "we", "us", or "our" and similar expressions refer to Oncolytics Biotech Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including: our belief as to the potential and mechanism of action of pelareorep, an intravenously delivered immunotherapeutic agent, as a cancer therapeutic; our expectation that pelareorep’s ability to enhance innate adaptive immune responses within the TME will play an increasingly important role as our clinical development program advances; our business strategy, goals, focus, and objectives for the development of pelareorep, including our immediate primary focus on advancing our programs in hormone receptor-positive / human epidermal growth factor 2-negative metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabled clinical studies and our exploration of opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study; our belief that our approach will increase opportunities for expanding our clinical program and business development and partnering opportunities, has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our belief that our combined cash resources are sufficient to fund our presently planned operations for at least the next 12 months from the balance sheet date; our belief that recent data from our BRACELET-1 study further de-risk our path to registration, increasing the likelihood of clinical success and potentially allowing for the use of PFS as a primary endpoint; our belief that we currently have sufficient drug product to support our clinical development program and our focus on expanding the scale of our production capabilities to ensure we will be registration ready; our belief that continued positive results in the anal cancer cohort could potentially expand pelareorep's opportunity beyond breast and pancreatic cancers; our expected pelareorep development plan for 2024, including our primary 2024 focus on commencing a registration-enabled study in pancreatic cancer and introduce a new GOBLET cohort investigating pelareorep in combination with mFOLFIRINOX, with or without Tecentriq®; our plans to seek guidance on our breast cancer program protocol design from the FDA; our intention to finalize our breast cancer program registration pathway and commencing the relevant clinical study; our ongoing evaluation of all types of financing arrangements; our continued management of our research and development plan; our expectation that we will increase our spending in connection with the research and development of pelareorep over the next several years as we look to advance our breast and gastrointestinal cancer programs into later stages of clinical development; the factors that affect our cash usage; our approach to credit rate, interest rate, foreign exchange, and liquidity risk mitigation; our anticipated use of the remaining proceeds raised as part of our 2023 public offering of common shares and warrants; the effectiveness of our internal control systems; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation, or belief will be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development, and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process, and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding, among other things: our ability to recruit and retain employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep, and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Company Overview
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments.
Pelareorep is a proprietary isolate of reovirus, a naturally occurring, non-pathogenic double-stranded RNA (dsRNA) virus commonly found in environmental waters. Pelareorep has shown promising results in changing the tumor microenvironment (TME). This creates a more favorable TME, which in turn makes the tumor more susceptible to various treatment combinations. These treatments include chemotherapies, checkpoint inhibitors, as well as other immuno-oncology approaches such as CAR T therapies, bispecific antibodies, and CDK4/6 inhibitors. Pelareorep induces a new army of tumor-reactive T cells, helps these cells to infiltrate the tumor through an inflammatory process, and promotes the overexpression of PD-1/PD-L1. By priming the immune system with pelareorep, we believe we can increase the proportion of patients who respond to immunotherapies and other cancer treatments, especially in cancers where immunotherapies have failed or provided limited benefit.
As our clinical development program advances, we anticipate pelareorep's ability to enhance innate and adaptive immune responses within the TME will play an increasingly important role. This greatly increases opportunities for expanding our clinical program, business development, and partnering opportunities to address a broad range of cancers in combination with various other therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to regulatory approval.
Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) and metastatic pancreatic ductal adenocarcinoma (PDAC) to registration-enabled clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. As at December 31, 2023, we had cash and cash equivalents of $34,912. We believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months from the balance sheet date.

2023 Developments
Clinical Trial Program

Program	Collaborator	Combination	Phase 1	Phase 2	Registration-Enabled Study
BREAST CANCER					
BRACELET-1 HR+/HER2- mBC	Pfizer, Merck	pela + PTX			
Registration-Enabled Study HR+/HER2- mBC	TBD	pela + PTX			
GASTROINTESTINAL CANCERS					
GOBLET cohort 1 1L Adv/Metastatic PDAC	Roche	pela + gem + nab-PTX + atezo			
Adaptive Registration-Enabled Study 1L Adv/Metastatic PDAC	Roche	pela + gem + nab-PTX + atezo			
GOBLET cohort 5 Newly Diagnosed PDAC	Roche	pela + mFOL +/- atezo			
GOBLET cohort 4 ≥2L Unresectable Anal Cancer	Roche	pela + atezo			

mBC: Metastatic Breast Cancer; PDAC: pancreatic ductal adenocarcinoma; pela: pelareorep; PTX: paclitaxel; gem: gemcitabine; atezo: atezolizumab; mFOL: modified FOLFIRINOX; Adv: Advanced; 1L: First-Line; 2L: Second-Line

Gastrointestinal cancer program
Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
Our GOBLET platform study is a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The study is investigating the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany. The study's co-primary endpoints are safety and objective response rate or disease control rate at week 16. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. The study employs a two-stage design with Stage 1 comprising of patients with first-line advanced/metastatic PDAC, first- and third-line metastatic colorectal (CRC), and advanced anal cancers. Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.
In 2022, we received clearance from the Paul Ehrlich Institute (PEI; Germany's medical regulatory body) for full enrollment of the trial’s four cohorts. After presenting the interim GOBLET PDAC data in 2022, we obtained FDA Fast Track designation for the treatment of advanced/metastatic PDAC using pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel. Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. A clinical program that receives Fast Track designation may benefit from more frequent meetings and communications with the FDA to discuss development plans and ensure the collection of appropriate data needed to support approval.
In 2023, we completed enrollment in the advanced/metastatic PDAC cohort/Stage 1 and third-line metastatic CRC cohort/Stage 1, and continued to monitor patients and patient outcomes. In our advanced anal cancer cohort, we continued enrolling patients and evaluating patient outcomes. We also presented data from our advanced/metastatic PDAC, third-line metastatic CRC, and anal cancer cohorts at various conferences throughout the year.
GOBLET's PDAC cohort survival data reported at ESMO
Updated data from GOBLET's PDAC cohort was presented at the European Society for Medical Oncology (ESMO) Congress 2023 showing an objective response rate and interim survival data exceeding historical control trials1-4. A summary of the findings was as follows:

Tumor Responses:
•Objective Response Rate of 62% (54% confirmed by two or more consecutive scans)
•A Disease Control Rate of 85%
Survival data:
•Median duration of response was 5.7 months
•Median progression-free survival (PFS) was 7.2 months
•Interim 12-month survival rate was 46%
•Interim median overall survival (OS) was 10.6 months
T Cell populations analysis of the changes of T cell clones and tumor-infiltrating lymphocytes (TILs) showed:
•Expansion of pre-existing and new T cell clones, including the expansion of TIL-specific clones
•A correlation between the expansion in the blood of TIL-specific clones and tumor response
Safety:
•The treatment combination has been well tolerated with no safety concerns
•Most common grade 3 and 4 treatment-related adverse events were related to red and white blood cell counts (anemia, neutropenia and decreased neutrophil counts), but were transient

References
1.Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2.O’Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3.Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4.Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070
GOBLET's third-line metastatic CRC cohort efficacy data reported at ESMO
This arm was the second consecutive arm within the GOBLET platform study to meet its respective success criteria and to be eligible to move to full enrollment. The interim results from the third-line metastatic CRC cohort included:
•6 of 15 enrolled patients had stable disease as their best response, including 4 patients demonstrating stable disease at week 16
•These patients demonstrated a 40% disease control rate, a PFS of 2.8 months, a median OS of 8.0 months, and a 12-month survival rate of 33%
•The data suggested that pelareorep was taken by tumor cells and stimulated T cell expansion even in heavily pre-treated colorectal cancer patients
GOBLET's anal cancer cohort efficacy data reported at IMACC
Interim data presented at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC) 2023 on patients with second-line or later, unresectable squamous cell carcinoma of the anal canal (SCCA) achieved the pre-defined success criteria. A summary of interim data and findings from the SCCA arm included:
•Tumor Responses: Interim Objective Response Rate of 37.5% based on one patient with a complete response (ongoing at 12 months) and two patients with a partial response (one at week 8, one ongoing at week 16)
•Safety: No safety signal was observed, consistent with previously reported cohorts from the GOBLET study
Recipient of PanCAN Therapeutic Accelerator Award
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its US$5 million Therapeutic Accelerator Award. This grant will enable us to continue our research on a clinical trial with pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX) chemotherapy with or without Tecentriq® in pancreatic cancer patients.
Breast cancer program
Co-development Agreement with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab (Bavencio®), a human anti-PD-L1 antibody, for the treatment of HR+/HER2- mBC. This phase 2 clinical trial was jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1, is a randomized open-label study that enrolled 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab. PrECOG LLC, a leading cancer research network, managed the BRACELET-1 study. We completed patient enrollment in the second quarter of 2022.
The study is examining potential immune-related biomarkers, including investigating changes in T cell populations in response to treatment through T cell receptor sequencing. It is designed to assess efficacy in terms of overall response rate (ORR) at week 16 per RECIST 1.1. Key secondary and exploratory endpoints include the safety of the combination along with PFS and OS.

In 2023, we announced data that showed pelareorep driving robust increases in PFS and confirmed ORR. We featured these interim data at an oral presentation at the 2023 American Society of Clinical Oncology Annual Meeting (ASCO) and a subsequent key opinion leader webinar. A summary of response and PFS data from all 48 patients enrolled in BRACELET-1 was shown below:

	Paclitaxel (PTX) Monotherapy (n=15)	PTX + Pelareorep (n=16)	PTX + Pelareorep + Avelumab (n=17)[3]
ORR at Week 16[1]	3 (20%)	5 (31.3%)	3 (17.6%)
Confirmed ORR Over Course of Trial[2]	2 (13.3%)	6 (37.5%)	3 (17.6%)
mPFS (months)[2]	6.3 (95% CI: 3.9, NR)	9.5 (95% CI: 6.5, NR)	6.2 (95% CI: 4.0, NR)
PFS Hazard Ratio vs. PTX Monotherapy[2]	—	0.29 (95% CI: 0.09, 0.98)	1.31 (95% CI: 0.47, 3.65)
12-month PFS Rate (%)[2]	0 (95% CI: -, -)	32.8 (95% CI: 11.7, 92.4)	0 (95% CI: -, -)
1. Data from an October 2022 cut-off date. Three patients who withdrew consent prior to starting therapy and two patients who discontinued treatment after week 1 were considered non-responders and censored for PFS.
2. Data from a March 3, 2023 cut-off date. Numbers presented may change as they are derived from an unlocked database.
3. Data include all patients enrolled in trial. Response data presented by Clark et al. at ASCO 2023 included the 45 randomized patients and excluded participants in the three-patient safety run-in in cohort 3.
CI: Confidence interval; NR: Not reached; mPFS: median progression-free survival.
Additional key biomarker and safety findings included:
•Association between T cell expansion and efficacy measures: A statistically significant increase in T cell fraction, a measure of T cell expansion, was observed in cohort 2 (paclitaxel + pelareorep) but not in cohort 3 (paclitaxel + pelareorep + avelumab)
•Generally favorable and manageable safety profile: Pelareorep displayed a manageable safety profile consistent with what has been observed in prior clinical trials that have collectively treated over 1,100 patients
The results of this study provided important confirmatory data in a patient population similar to our IND.213 study, in which we observed a statistically significant near-doubling of median OS with pelareorep treatment in HR+/HER2- mBC. These data further de-risk our path to registration, increasing the likelihood of clinical success and potentially allowing for the use of PFS as a primary endpoint.
In addition to the data presented at ASCO, we continued monitoring BRACELET-1 patients for survival to allow the assessment of median OS in all treatment groups, which we expect to occur in 2024. We also reviewed our BRACELET-1 data with key opinion leaders to investigate different trial designs as we move toward defining our breast cancer licensure-enabling study.
Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, was a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®). Early-stage HR+/HER2- breast cancer patients were enrolled in two cohorts; those in cohort 1 received pelareorep and letrozole, while patients in cohort 2 received pelareorep, letrozole, and atezolizumab. We completed enrollment in 2022 and presented data at the Society for Immunotherapy of Cancer 38th Annual Meeting (SITC 2023) and the 2023 San Antonio Breast Cancer Symposium (SABCS).
SITC 2023:
Samples from cohort 2 were evaluated using a biomarker panel of 37 conjugated antibodies that bind to tumor antigens and immune cells. Novel imaging mass cytometry (IMC) technology was used to visualize cellular interactions down to the single cell level and showed an increase in PD-L1 positivity and cytotoxic T cells. This translational data will be incorporated into the registrational program for HR+/HER2- metastatic breast cancer.

2023 SABCS:
Samples from both AWARE-1 cohorts were evaluated, showing pelareorep induced the expansion of existing TIL clones, which are presumed to be anti-tumor T cells and new clones. These data are consistent with results from posters recently presented at the SITC and ESMO meetings and affirm that pelareorep functions as an immunotherapeutic agent.

•As previously reported, the majority of patients in both cohorts achieved an increase in CelTIL scores, which is correlated with improved patient outcomes, with 60% of patients in Cohort 2 achieving a 30% increase in CelTIL scores, the primary endpoint of the study
•Tumor T cell fractions showed that TILs increased in both study cohorts (1.27 fold in Cohort 1, 2.74 fold in Cohort 2), with a greater increase in Cohort 2, which included pelareorep and the checkpoint inhibitor
•Clonal expansion results showed that pelareorep induced an expansion of TILs in tumor and peripheral blood with:
–In tumors, new clones were more prominent
–In peripheral blood, existing clones were more prominent
–In cohort 2 containing atezolizumab, there was greater overall expansion

Manufacturing and Process Development
While we currently have sufficient drug product supply to support our clinical development program, we are focused on expanding the scale of our production capabilities to ensure we will be registration-ready. During 2023, we executed a process development production run, scaled-up engineering production run, and related batch testing, where we also implemented new procedures to match evolving industry standards and environmental regulations. We then initiated a 200-liter scaled-up cGMP (Current Good Manufacturing Practice) production run near the end of the year. We also completed release testing of a new master cell bank and initiated potency assay validation using this cell bank. These activities ensure alignment with the clinical development timeline and anticipated registration program. We also incurred storage and distribution costs and completed a product fill to maintain our product supply. Ongoing bulk manufacturing and expanded filling capabilities are both part of the planned process validation. Continued process validation ensures that the manufactured product meets the required specifications and quality standards and will form part of our regulatory submission for product approval.

Intellectual Property
At the end of 2023, we had been issued 150 patents, including 15 US and 7 Canadian patents, as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus and formulations that we use in our clinical trial program. These patent rights extend to at least the end of 2031. During 2023, we also actively filed additional patent applications covering innovations associated with the manufacturing scale-up process.

Financing Activity
Public offering
In 2023, pursuant to an underwritten public offering, we issued 7,667,050 units for gross proceeds of $23,262 (US$17,251) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance, subject to certain acceleration provisions (see note 9 of our audited consolidated financial statements). In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. Net proceeds from the offering were $20,770.
U.S. "at-the-market" (ATM) equity distribution agreement
In 2023, we sold 4,978,605 common shares for gross proceeds of $10,676 (US$7,904) at an average price of $2.14 (US$1.59). We received proceeds of $10,356 (US$7,667) after commissions of $320 (US$237). In total, we incurred share issue costs (including commissions) of $415.

Cash Resources
We ended 2023 with cash and cash equivalents of $34,912 (see “Liquidity and Capital Resources”).

Subsequent Events
Enrollment Expansion of GOBLET Anal Cancer Cohort
Based on the positive Stage 1 interim data presented at IMACC (see 2023 GOBLET platform study update above), we announced enrollment expansion for GOBLET's anal cancer cohort evaluating pelareorep in combination with atezolizumab (Tecentriq®) in patients with second-line or later unresectable SCCA. As there is currently no established standard therapy for anal carcinoma patients who have failed first-line treatment, continued positive results in the anal cancer cohort could potentially expand pelareorep's opportunity beyond breast and pancreatic cancers.

Initiation of New Pancreatic Cancer GOBLET Cohort
As supported by the PanCAN Therapeutic Accelerator Award (see 2023 GOBLET platform study update above), we submitted an amendment to the PEI to initiate a fifth cohort of the GOBLET platform study. This cohort is designed to evaluate newly diagnosed PDAC patients treated with pelareorep in combination with mFOLFIRINOX with or without atezolizumab (Tecentriq®). The co-primary endpoints of the cohort are objective response rate and safety. A total of fifteen patients may be randomized to each arm in Stage 1 of the two stage design. Successful completion of Stage 1 will support expansion into Stage 2. The submission will be reviewed by the PEI for approval before patient enrollment can begin.

Expected Pelareorep Development For 2024
In 2024, our clinical objectives will primarily revolve around our breast and pancreatic programs. We intend to commence a registration-enabled study on pancreatic cancer and introduce a new GOBLET cohort. The new GOBLET cohort will investigate pelareorep in combination with mFOLFIRINOX, with or without Tecentriq® in pancreatic cancer. In relation to our breast cancer program, we have plans to submit a request for a Type C meeting with the FDA to seek guidance on our protocol design. Upon receiving guidance from the FDA, our intention is to finalize our registration pathway and commence the relevant clinical study. Our 2024 manufacturing program includes completing scaled-up cGMP production runs and the related batch testing. We also expect to fill product and perform the associated analytical testing, as well as labeling, packaging, and distribution of pelareorep to our various clinical sites for ongoing and upcoming activities. In addition, we will initiate sourcing of a secondary fill/finish supplier. Finally, our intellectual property program includes filings for additional patents and monitoring activities required to protect our patent portfolio.

Selected Annual Information
Unless otherwise indicated, all amounts below are presented in thousands of Canadian dollars, except for share amounts.

	2023	2022	2021
Revenue	$—	$—	$—
Net loss(1)(2)(3)	$(27,752)	$(24,835)	$(26,304)
Basic and diluted loss per share(1)(2)(3)	$(0.41)	$(0.43)	$(0.49)
Total assets(4)	$38,820	$37,334	$45,880
Cash dividends declared per share(5)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2023, 2022, and 2021 are non-cash changes in fair value of warrant derivative gain (loss) of $5,285, $(20), and $17, respectively.
(2) Included in consolidated net loss and loss per common share for 2023, 2022, and 2021 are share-based compensation expenses of $1,917, $2,378, and $3,826, respectively.
(3) Included in consolidated net loss and loss per common share for 2023, 2022, and 2021 are foreign exchange (losses) gains of $(475), $1,665, and $(136), respectively.
(4) We issued 13,096,046 common shares for net cash proceeds of $31.8 million in 2023 (2022 - 6,284,125 common shares for net cash proceeds of $12.6 million; 2021 - 8,876,809 common shares for net cash proceeds of $33.4 million).

(5) We have not declared or paid any dividends since incorporation.

Components of Results of Operations
Research and Development Expenses ("R&D")
Our R&D expenses consist primarily of costs incurred to conduct research and development on pelareorep.
Clinical trial expenses include the preparation and development of our breast and gastrointestinal cancer programs. Clinical trial expenses include regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial program.
Manufacturing & related process development (“M&P”) expenses include product manufacturing and process development activities. Product manufacturing expenses include third-party direct manufacturing costs, quality control testing, filling, labeling, packaging, and storage costs. Process development expenses include costs associated with studies examining components of our manufacturing and analytical processes and costs associated with planned process validation and related conformity testing.
Intellectual property expenses include legal and filing fees associated with our patent portfolio.

Translational science expenses are intended to expand our intellectual property related to pelareorep and identify potential licensing opportunities arising from our technology base.

Personnel-related, share-based compensation, and other expenses are employee-related expenses.
General and Administrative Expenses ("G&A")
Our G&A expenses consist primarily of public company-related expenses, office expenses, share-based compensation expense, and depreciation. Public company-related expenses include investor, media, and public relations, marketing communications, business development, financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent, and other fees relating to our U.S. and Canadian stock listings. Office expenses include compensation costs (excluding share-based compensation expense), rent related to short-term leases, and other office-related costs.
Change in Fair Value of Warrant Derivative

Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until exercised or expired. These warrants are adjusted to fair value at each exercise date and reporting period. Any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

Results of Operations
Unless otherwise indicated, all amounts below are presented in thousands of Canadian dollars, except for share amounts.
Net loss for the year ended December 31, 2023, was $27,752 compared to $24,835 and $26,304 for the years ended December 31, 2022, and December 31, 2021, respectively.

Research and Development Expenses ("R&D")
Our R&D expenses increased by $2,277 for the year ended December 31, 2023, compared to 2022, and increased by $2,512 for the year ended December 31, 2022, compared to 2021. The following table summarizes our R&D expenses for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,			Change	Change
	2023	2022	2021	2022 to 2023	2021 to 2022
Clinical trial expenses	$3,675	$4,970	$3,205	$(1,295)	$1,765
M&P expenses	5,789	2,148	1,547	3,641	601
Intellectual property expenses	397	544	618	(147)	(74)
Translational science expenses	—	264	673	(264)	(409)
Personnel-related expenses	6,324	6,023	4,754	301	1,269
Share-based compensation expense	1,305	1,371	2,087	(66)	(716)
Other expenses	219	112	36	107	76
Research and development expenses	$17,709	$15,432	$12,920	$2,277	$2,512
The increase in our R&D expenses for the year ended December 31, 2023, was primarily due to the following:
•Increased M&P expenses associated with completing a process development and a scaled-up engineering production run, along with the related batch testing. We also initiated a scaled-up cGMP production run. As part of the production runs, we also implemented new procedures to match evolving industry standards and environmental regulations as we focus on advancing toward registration readiness; and
•Increased personnel-related expenses due to changes in salary levels and the strengthening of the U.S. dollar.
The above increases were partly offset by the following:
•Decreased clinical trial expenses due to lower BRACELET-1, GOBLET, and AWARE-1 study costs, as well as reduced clinical and safety data management. The BRACELET-1 trial was in the patient follow-up phase throughout 2023, whereas patients were enrolled and treated during the same period in the previous year. Enrollment and treatment for GOBLET's advanced/metastatic PDAC and third-line metastatic CRC cohorts largely occurred in 2022. We incurred AWARE-1 data analysis costs during 2022 for various conference presentations;

•Decreased translational science expenses as we focus on biomarker activities related to our ongoing clinical trials. In 2022, we incurred costs related to our bispecific antibodies and CAR T studies.
The increase in our R&D expenses for the year ended December 31, 2022, was primarily due to the following:
•Increased clinical trial expenses as a result of an increase in our clinical study costs due to higher GOBLET set-up, patient enrollment, and sample analysis costs and increased clinical and safety data management consulting costs, partly offset by lower AWARE-1 patient activities as study closure began in 2022;
•Increased personnel-related expenses due to higher salaries and annual incentive awards, the strengthening of the U.S. dollar, and additional headcount to support our R&D program; and
•Increased M&P expenses associated with higher production process and analytical activities as we focused on ensuring our active drug substance and finished drug product meet changing regulatory specifications and standards. The increase was partly offset by lower routine testing activities.
The above increases were partly offset by the following:
•Decreased share-based compensation expense as a result of a lower number of options granted in 2022 and the impact of the vesting of options granted in prior periods; and
•Decreased translational science expenses as our bispecific antibodies and CAR T studies ongoing throughout 2021 were largely completed by the end of the first quarter of 2022.
General and Administrative Expenses ("G&A")
Our G&A expenses increased by $4,590 for the year ended December 31, 2023, compared to 2022, and decreased by $1,823 for the year ended December 31, 2022, compared to 2021. The following table summarizes our G&A expenses for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,			Change	Change
	2023	2022	2021	2022 to 2023	2021 to 2022
Public company-related expenses	$11,278	$6,790	$8,161	$4,488	$(1,371)
Office expenses	3,789	3,303	2,963	486	340
Share-based compensation expense	612	1,007	1,739	(395)	(732)
Depreciation - property and equipment	81	93	130	(12)	(37)
Depreciation - right-of-use assets	322	299	322	23	(23)
General and administrative expenses	$16,082	$11,492	$13,315	$4,590	$(1,823)
The increase in our G&A expenses for the year ended December 31, 2023, was primarily due to the following:
•Increased public company-related expenses due to higher investor relations activities along with media and public relations activities associated with our BRACELET data presented at ASCO. In addition, a portion of the 2023 public offering transaction costs allocated to warrants were treated as public company-related expenses (see note 10 of our audited consolidated financial statements); and
•Increased office expenses as a result of changes in personnel costs and a change in salary level.
The above increases were partly offset by decreased share-based compensation expense reflecting the impact of changes in personnel, including a recovery due to the forfeiture of unvested options.
The decrease in our G&A expenses for the year ended December 31, 2022, was primarily due to the following:
•Decreased public company-related expenses as a result of lower investor relations activities, partly offset by increased travel expenses with the easing of COVID-19-related restrictions and higher board of directors advisory costs; and
•Decreased share-based compensation expense caused by a lower number of options granted in 2022 and the impact of the vesting of options and share awards granted in prior periods.
Increased office expenses partly offset the above decreases as a result of higher salaries and annual incentive awards, and additional headcount to support our administrative activities.
Change in Fair Value of Warrant Derivative
For the year ended December 31, 2023, we recognized a gain of $5,285 on the change in fair value of our warrant derivative compared to a loss and gain of $20 and $17 for the years ended December 31, 2022, and December 31, 2021, respectively. The gain recognized in 2023 primarily related to the 7,667,050 warrants issued as part of our 2023 financing, where the underlying market price of these warrants changed from a weighted average price of US$2.28 at issuance to US$1.35 at December 31, 2023. The number of outstanding warrants was 7,731,085, 64,035, and 64,035 as at December 31, 2023, December 31, 2022, and December 31, 2021, respectively.
Foreign Exchange
For the year ended December 31, 2023, our foreign exchange loss was $475 compared to a gain and loss of $1,665 and $136 for the years ended December 31, 2022, and December 31, 2021, respectively. The foreign exchange gains/losses incurred in all three years mainly reflected the fluctuation of the U.S. dollar versus the Canadian dollar throughout the respective periods, primarily on our U.S. dollar-denominated cash and cash equivalents and marketable securities balances.

Summary of Quarterly Results
Historical patterns of expenditures cannot be taken as an indication of future expenditures. Our current and future expenditures are subject to numerous uncertainties, including the duration, timing, and costs of R&D activities ongoing during each period and the availability of funding from investors and prospective partners. As a result, the amount and timing of expenditures and, therefore, liquidity and capital resources may vary substantially from period to period.

	2023				2022
	Dec.(3)	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(1)(2)	(3,949)	(9,925)	(7,441)	(6,437)	(8,554)	(4,407)	(5,095)	(6,779)
Basic and diluted loss per common share(1)(2)	$(0.05)	$(0.14)	$(0.12)	$(0.10)	$(0.14)	$(0.08)	$(0.09)	$(0.12)
Total assets(4)	38,820	46,089	31,966	35,328	37,334	38,959	40,239	44,446
Total cash, cash equivalents, and marketable securities(4)	34,912	39,981	24,351	29,670	32,138	32,362	33,689	39,483
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net loss and loss per common share are share-based compensation expenses of $759, $599, $242, $317, $749, $500, $490, and $639, respectively.
(2)Included in consolidated net loss and loss per common share are foreign exchange (losses) gains of $(392), $310, $(394), $1, $(274), $1,526, $888, and $(474), respectively.
(3)Included in consolidated net loss and loss per common share is a gain resulting from a change in fair value of warrant derivative of $4,846.
(4)We issued 13,096,046 common shares for net cash proceeds of 31.8 million in 2023 (2022 - 6,284,125 common shares for net cash proceeds of $12.6 million).
(5)We have not declared or paid any dividends since incorporation.

During the quarter ended September 30, 2023, we completed an engineering production run, resulting in higher manufacturing and related process development expenses. We also incurred higher public-company related expenses associated with higher investor relations activities and the portion of the 2023 public offering transaction costs allocated to warrants (see note 10 of our audited consolidated financial statements). During the quarters ended December 31, 2023, and 2022, we incurred expenses related to annual short-term incentive awards.

Fourth Quarter

Statement of loss for the three months ended December 31, 2023, and 2022, was as follows:

	2023	2022
Expenses
Research and development	$4,658	$4,841
General and administrative	4,191	3,667
Loss before the following	(8,849)	(8,508)
Change in fair value of warrant derivative	4,846	(29)
Foreign exchange loss	(392)	(274)
Interest income, net	489	314
Loss before income taxes	(3,906)	(8,497)
Income tax expense	(43)	(57)
Net loss	(3,949)	(8,554)
Other comprehensive loss - translation adjustment	(111)	(61)
Total comprehensive loss	$(4,060)	$(8,615)

Basic and diluted loss per common share	$(0.05)	$(0.14)
Weighted average number of shares (basic and diluted)	73,731,359	59,512,765

Fourth Quarter Review of Operations

Net loss for the three months ended December 31, 2023, was $3,949 compared to $8,554 for the three months ended December 31, 2022.

Research and Development Expenses ("R&D")
Our R&D expenses decreased by $183 from $4,841 for the three months ended December 31, 2022, to $4,658 for the three months ended December 31, 2023. The following table summarizes our R&D expenses for the three months ended December 31, 2023, and 2022:

	Three Months Ended December 31,
	2023	2022	Change
Clinical trial expenses	$734	$1,295	$(561)
M&P expenses	933	477	456
Intellectual property expenses	70	129	(59)
Translational science expenses	—	13	(13)
Personnel-related expenses	2,253	2,431	(178)
Share-based compensation expense	570	460	110
Other expenses	98	36	62
Research and development expenses	$4,658	$4,841	$(183)
The decrease in our R&D expenses for the three months ended December 31, 2023, was primarily related to decreased clinical trial expenses due to lower GOBLET and BRACELET-1 study costs, as well as reduced clinical and safety data management. We recorded an adjustment to the GOBLET trial costs in the fourth quarter of 2022 related to non-patient expenses. The BRACELET-1 trial incurred lower patient sample analysis and report writing expenses. The increase was partly offset by increased M&P expenses related to the preparation and start of a cGMP production run.

General and Administrative Expenses ("G&A")
Our G&A expenses increased by $524 from $3,667 for the three months ended December 31, 2022, to $4,191 for the three months ended December 31, 2023. The following table summarizes our G&A expenses for the three months ended December 31, 2023, and 2022:

	2023	2022	Change
Public company-related expenses	$2,410	$2,003	$407
Office expenses	1,485	1,276	209
Share-based compensation expense	189	289	(100)
Depreciation - property and equipment	19	22	(3)
Depreciation - right-of-use assets	88	77	11
General and administrative expenses	$4,191	$3,667	$524
The increase in our G&A expenses for the three months ended December 31, 2023, was primarily due to increased public company-related expenses associated with higher investor relations and marketing communications activities and higher office expenses as a result of changes in personnel costs.
Change in Fair Value of Warrant Derivative
For the three months ended December 31, 2023, we recorded a gain of $4,846 on the change in fair value of our warrant derivative compared to a loss of $29 for the three months ended December 31, 2022. The gain recognized in 2023 primarily related to the 7,667,050 warrants issued as part of our 2023 financing, where the underlying market price of these warrants changed from US$2.20 at September 30, 2023 to US$1.35 at December 31, 2023.

Liquidity and Capital Resources
As a clinical-stage biopharmaceutical company, we have not been profitable since our inception. We expect to continue to incur substantial losses as we continue our research and development efforts. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. For the year ended December 31, 2023, we were able to raise funds through our U.S. ATM and 2023 public offering.
We have no assurances that we will be able to raise additional funds through the sale of our common shares. Consequently, we will continue to evaluate all types of financing arrangements. On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150.0 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.
Our Base Shelf allowed us to enter into our ATM equity distribution agreements and 2023 public offering (see note 10 of our audited consolidated financial statements). We use these equity arrangements to assist us in achieving our capital objectives. These arrangements provide us with the opportunity to raise capital and better manage our cash resources. We expect to continue to access our equity arrangement to help support our operations.
As at December 31, 2023, and 2022, we had cash and cash equivalents and marketable securities as follows:

	2023	2022
Cash and cash equivalents	$34,912	$11,666
Marketable securities	$—	$20,472

The change in our cash and cash equivalents between December 31, 2022, and December 31, 2023, reflected the cash used in our operating activities of $28.4 million, cash provided by our investing activities of $20.2 million, and cash provided by our financing activities of $32.0 million for the year ended December 31, 2023. The acquisition of marketable securities was based on a comparative analysis of the anticipated yield from an investment in marketable securities versus the interest earnings from our cash deposits in interest-bearing accounts. We have no debt other than accounts payable and accrued liabilities and lease liabilities. We have commitments and contingent obligations relating to the completion of our research and development of pelareorep.
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Change	Change
	2023	2022	2021	2022 to 2023	2021 to 2022
Cash used in operating activities	$(28,448)	$(23,355)	$(22,433)	$(5,093)	$(922)
Cash provided by investing activities	20,222	(20,403)	(286)	40,625	(20,117)
Cash provided by financing activities	31,994	12,205	33,015	19,789	(20,810)
Impact of foreign exchange on cash and cash equivalents	(522)	1,957	(254)	(2,479)	2,211
Increase (decrease) in cash and cash equivalents	$23,246	$(29,596)	$10,042	$52,842	$(39,638)
Cash used in operating activities
The change between 2023, 2022, and 2021 reflected higher net operating activities and non-cash working capital changes.
Net cash used in operating activities for the year ended December 31, 2023, consisted of a net loss of $27,752 less non-cash adjustments of $2,461 offset by non-cash working capital changes of $1,765. Non-cash items primarily included change in fair value of warrant derivative and share-based compensation expense. Non-cash working capital changes mainly reflected decreased prepaid expenses, decreased other receivables with cash collected from Pfizer, and increased liabilities with unapplied funding received from PanCAN.
Net cash used in operating activities for the year ended December 31, 2022, included a net loss of $24,835 less non-cash adjustments of $1,089 offset by non-cash working capital changes of $391. Non-cash items primarily included share-based compensation expense and unrealized foreign exchange gains. Non-cash working capital changes were mainly due to additions to accounts payable and accrued liabilities and prepaid expenses.
Net cash used in operating activities for the year ended December 31, 2021, comprised a net loss of $26,304 less non-cash adjustments of $4,779 and non-working capital changes of $908. Non-cash items mainly consisted of share-based compensation expense and unrealized foreign exchange losses. An increase in other receivables primarily caused the non-cash working capital changes.
Cash used in investing activities
The change between 2023 and 2022 was mainly due to the maturities of marketable securities. The change between 2022 and 2021 was principally related to acquiring marketable securities.
Cash provided by financing activities
During the year ended December 31, 2023, pursuant to an underwritten public offering, we issued 7,667,050 units for gross proceeds of $23,262 (US$17,251) at a price of US$2.25 per unit. We also sold 4,978,605 common shares for gross proceeds of $10,676 (US$7,904) at an average price of $2.14 (US$1.59) through our U.S. ATM. During the year ended December 31, 2022, we sold 6,235,232 common shares for gross proceeds of $13,338 (US$10,192) at an average price of $2.14 (US$1.63) through our U.S. ATM. During the year ended December 31, 2021, we sold 8,401,029 common shares for gross proceeds of $34,168 (US$27,158) at an average price of $4.07 (US$3.23) through our U.S. ATM.
We desire to maintain adequate cash reserves to support our planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property protection. To do so, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

We continue to manage our research and development plan to ensure optimal use of our existing resources as we expect to fund our expenditure requirements and commitments with existing working capital. Additional activities continue to be subject to adequate resources, and we believe we will have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months from the balance sheet date. We expect to increase our spending in connection with the research and development of pelareorep over the next several years as we look to advance our breast and gastrointestinal cancer programs into later stages of clinical development. A product candidate in later stages of clinical development generally has higher costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. Additionally, we expect to continue to incur additional costs associated with operating as a public company.
Factors that will affect our anticipated cash usage for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, the level of collaborative activity undertaken, and other factors described in the "Risk Factors" section of our most recent annual report on Form 20-F. Conducting clinical trials necessary to obtain regulatory approval is costly and time-consuming. We may never succeed in achieving marketing approval. The probability of successful commercialization of our drug candidates may be affected by numerous factors, including clinical data obtained in future trials, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2023.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as at December 31, 2023:

	Total	Less than 1 year	2 -3 years	4 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$3,572	$3,572	$—	$—	$—
Lease obligations(1)	513	202	311	—	—
Total contractual obligations	$4,085	$3,774	$311	$—	$—
(1)We are also committed to office lease payments of approximately $1,098 over 5.3 years for one of our subsidiaries which have not yet commenced.
In addition, we are committed to payments of approximately $12,686 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice. The ultimate amount and timing of these payments are subject to changes in our research and development plan.

Off-Balance Sheet Arrangements

As at December 31, 2023, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties
For the years ended December 31, 2023, 2022, and 2021, we did not enter into any related party transactions other than compensation paid to key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	2023	2022	2021
Short-term employee compensation and benefits	$4,870	$4,308	$3,919
Termination benefits	319	—	—
Share-based compensation expense	1,496	1,615	2,703
	$6,685	$5,923	$6,622

Critical Accounting Estimates
In preparing our audited consolidated financial statements, we use IFRS as issued by the IASB. IFRS requires us to make certain estimates, judgements, and assumptions that we believe are reasonable based upon the information available in applying our accounting policies. These estimates and assumptions affect the reported amounts and disclosures in our audited consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material.
Judgment, estimates and assumptions made by management that are significant to the financial statements are described below and in note 4 of our audited consolidated financial statements for the year ended December 31, 2023.
Revenue recognition
We entered into a Licensing Agreement with Adlai, which provides, among other payments, upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress toward completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Clinical trial and manufacturing expenses
Clinical trial and manufacturing expenses represent significant components of our research and development expenses, and we outsource a significant portion of these activities to third-party contract research/manufacturing organizations. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows to these organizations. Payments under the contracts depend on factors such as achieving certain milestones. As part of preparing our audited consolidated financial statements, we estimate the expense to recognize based on services that the contract research/manufacturing organizations have performed. When making these estimates, we use operational and contractual information from third-party service providers, operational data from internal personnel, and considerable judgment. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Valuation of share-based compensation
Estimating the fair value of share-based compensation and compensation warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. We have chosen to use the Black-Scholes valuation model ("Black-Scholes" or the "Model") to calculate the fair value of our stock options and compensation warrants. Black-Scholes is widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black-Scholes is the appropriate option pricing model to use for our stock options and compensation warrants at this time. This estimate also requires determining the most appropriate inputs to the model, including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options and compensation warrants granted are disclosed in note 11 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we recorded non-cash share-based compensation expense for the years ended December 31, 2023, 2022, and 2021, of $1,917, $2,378, and $3,826, respectively.
Valuation of warrant derivative
Estimating the fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. We have chosen to use Black-Scholes to calculate the fair value of our warrant derivative. This estimate also requires determining the most appropriate inputs to the model including, the expected life, share price volatility, and dividend yield, and making assumptions about them, as discussed in note 9 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we recorded a non-cash change in fair value of warrant derivative for the years ended December 31, 2023, 2022, and 2021, of $5,285, $(20), and $17, respectively.
Income taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry-forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management's judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.
To date, we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. There are also no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.
Functional currency
We assess the relevant factors related to the primary economic environment in which our entities operate to determine the functional currency. Where the assessment of primary indicators are mixed, we assess the secondary indicators, including the relationship between the foreign operations and reporting entity.

Accounting Policies
Our material accounting policies are described in note 3 of our audited consolidated financial statements for the year ended December 31, 2023.
Adoption of New Accounting Standards

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our audited consolidated financial statements.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduced a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates, changes in accounting policies, and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our audited consolidated financial statements.
IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrowed the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our audited consolidated financial statements.
Accounting Standards and Interpretations Issued but Not Yet Effective
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments are effective for annual periods beginning on or after January 1, 2024, and are to be applied retrospectively. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Financial Instruments and Other Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, other liabilities, and warrant derivative. As at December 31, 2023, and December 31, 2022, the carrying amount of our cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at December 31, 2023, the fair value of our warrant derivative was $200 (December 31, 2022 - $79). We use the Black-Scholes valuation model to estimate fair value.

Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at December 31, 2023, we were exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the year ended December 31, 2023, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities were denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss for the year ended December 31, 2023, by approximately $140.
Significant balances in foreign currencies as at December 31, 2023, are as follows:

U.S. dollar
Cash and cash equivalents	$24,294
Accounts payable and accrued liabilities	(1,476)
$22,818
For the year ended December 31, 2022, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and the Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss for the year ended December 31, 2022, by approximately $170. The impact of a $0.01 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss for the year ended December 31, 2022, by approximately $22.
Significant balances in foreign currencies as at December 31, 2022, were as follows:

	U.S. dollar	Euro
Cash and cash equivalents	$6,635	€—
Marketable securities	15,115	—
Accounts payable and accrued liabilities	(1,093)	(1,035)
	$20,657	€(1,035)

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable and accrued liabilities.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable and accrued liabilities are all due within the current operating period. See note 8 to our audited financial statements for a maturity analysis of our lease liabilities.

Use of Proceeds
2023 Public Offering and Use of Proceeds
The following table provides an update on the anticipated use of proceeds raised as part of our 2023 public offering of common shares and warrants along with amounts actually expended. As at December 31, 2023, the following expenditures have been incurred (in thousands of U.S. dollars):

Item	Amount to Spend	Spent to Date	Adjustments	Remaining to Spend
Pancreatic Cancer Program	$10,500	$(229)	$—	$10,271
Breast Cancer Program	500	(111)	—	389
General and Administrative Expenses	2,650	(110)	—	2,540
Total	$13,650	$(450)	$—	$13,200
ATM Facility
On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. Our ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65.0 million over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the year ended December 31, 2023, we sold 4,978,605 common shares for gross proceeds of US$7,904. Approximately $68.1 million (US$51.5 million) remains unused under the ATM equity distribution agreement.
Other MD&A Requirements
We have 75,419,768 common shares outstanding at March 7, 2024. If all of our options and restricted share awards (7,428,433) and warrants and compensation warrants (8,267,778) were exercised or were to vest, we would have 91,115,979 common shares outstanding.
Our most recent annual report on Form 20-F is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all errors and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2023, and has concluded that such internal control over financial reporting is effective as of December 31, 2023. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Risks and Uncertainties
We are a clinical-stage biopharmaceutical company. Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based on studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval. If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g., competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential. In developing a pharmaceutical product, we rely on our employees, contractors, consultants and collaborators, and other third-party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required. In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.
Investment in our common shares involves a high degree of risk. An investor should carefully consider, among other matters, the risk factors in addition to the other information in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC"), as well as our other public filings with the Canadian securities regulatory authorities and the SEC, when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the described material risks in our annual report or in subsequent reports we file with the regulatory authorities actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results, or cash flow. For information on risks and uncertainties, please refer to the "Risk Factors" section of our most recent annual report on Form 20-F and our other public filings available on www.sedarplus.ca and www.sec.gov/edgar.